Exhibit 99.1

BIT Mining Limited Receives Notice Regarding NYSE Continued Listing Standards

HONG KONG, August 5, 2022 – BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the “Company”), a leading technology-driven cryptocurrency mining company, today announced that it received a letter from the New York Stock Exchange (the “NYSE”), dated July 29, 2022, notifying the Company that it was not in compliance with applicable price criteria (the “Price Criteria”) in the NYSE’s continued listing standards because, as of July 28, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, the Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 per ADS, and an average closing share price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the Cure Period, both a US$1.00 per ADS closing share price on the last trading day of the Cure Period and a US$1.00 per ADS average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

The Company has notified the NYSE on August 4, 2022 of its intent to cure the deficiency.

During the Cure Period, the Company’s ADSs will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About BIT Mining

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, and data center operation. The Company owns the world’s top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETH and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, completing the Company's vertical integration with its supply chain, increasing its self-sufficiency and strengthening its competitive position.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com